UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 0-16379 CUSIP NUMBER 184496107
(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Clean Harbors, Inc. Full Name of Registrant
N/A Former Name if Applicable
1501 Washington Street Address of Principal Executive Office (Street and Number)
Braintree, MA 02184-7535 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  ☒

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        As described in Item 4.02 of the Report on Form 8-K dated March 15, 2005 filed by Clean Harbors, Inc. (the "Company"), the Company will restate its previously issued financial statements for the years ended December 31, 2003 and 2002, and financial information for the years ended December 31, 2001, 2000, and 1999, in order to correct errors relating to the methodology it had established for estimating self-insured workers' compensation and motor vehicle liability claims. This extension is being requested in order to provide the Company with additional time to complete the Company's 2004 financial statements and restated financial statements described above. The restatement made it impractical for the Company to file by March 16, 2005 its Annual Report on Form 10-K for the year ended December 31, 2004. The Company anticipates filing such Annual Report by March 31, 2005.

        The Company also now anticipates that, as permitted by the SEC's exemptive order dated November 30, 2004, the Company will file by amendment to its 2004 Form 10-K Annual Report, management's report on internal control over financial reporting together with the report of the independent registered public accounting firm on the effectiveness of the Company's internal controls over financial reporting as of December 31, 2004.

        While the Company's evaluation of internal control over financial reporting has not yet been completed, the Company's management has concluded as of the date of this filing that it had a "material weakness" as of December 31, 2004.

        A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As of December 31, 2004, the Company did not maintain effective controls over its accounting for self-insured workers' compensation and motor vehicle liability reserves which resulted in audit adjustments to the fourth quarter of 2004. Additionally, this control deficiency could result in a misstatement of workers' compensation and motor vehicle liability reserves that would result in a material misstatement to annual or interim financial statements that would not be prevented or detected. Accordingly, management determined that this control deficiency constitutes a material weakness.

        As a result of the material weakness identified, the Company's management believes that it will conclude in the Management Report on Internal Control over Financial Reporting in its 2004 Form 10-K that the Company's internal control over financial reporting was not effective as of December 31, 2004. Also, as a result of the material weakness, the Company's management believes that the report of the independent registered public accounting firm will contain an adverse opinion with respect to the effectiveness of the Company's internal control over financial reporting as of December 31, 2004.

        The Company intends to disclose a more detailed description of this material weakness, including its plan for remediating this deficiency, in the 2004 Form 10-K. Since management has not completed its testing and evaluation of the Company's internal control over financial reporting and the control deficiencies identified to date, the Company's management may ultimately identify additional control deficiencies as being material weaknesses in "Management's Report on Internal Control over Financial Reporting".

(Attach extra Sheets if Needed)
SEC 1344 (07-03)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Mark S. Burgess (Name)	781 (Area Code)	849-1800 ext. 4468 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        As reported in the Company's press release dated March 15, 2005 (a copy of which was furnished to the Commission as Exhibit 99.1 to the Company's Report on Form 8-K dated March 15, 2005), the Company's revenues for the year ended December 31, 2004 were $643.2 million, up 5.3% compared with $611.0 million for the full year 2003. Operating income for the full year 2004 grew 239% to $39.4 million versus $11.6 million, as restated as described above in Part III of this notification, for the 2003 annual period. The Company generated net income of $2.6 million, or $(0.65) per diluted share, for the full year 2004. This compares with a restated 2003 net loss of $(17.6) million, or $(1.54) per diluted share. EBITDA (as defined in accordance with Company's outstanding credit agreement and reconciled to net income in the press release described above) for 2004 grew 48.1% to $74.7 million from $50.4 million, as restated, for 2003.

Clean Harbors, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 17, 2005
/s/ Mark S. Burgess Mark S. Burgess Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact
constitute Federal Criminal Violations
(See 18 U.S.C. 1001).

General Instructions

1.
This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.
A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.
Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).